EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2014
Earnings:
Income before income taxes	$1,598
Add:
Fixed charges	106
Less:
Income from equity investees	(3)
Capitalized interest	(1)
Income as adjusted	$1,700
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$67
Portion of rents representative of interest factor	38
Capitalized interest	1
Total Fixed Charges	$106
Ratio of earnings to fixed charges	16.0